500, 630 – 4 Avenue SW Calgary, Alberta, Canada T2P 0J9 t 403 269-4400 f 403 269-4444

VIA FACSIMILE AND EDGAR

February 16, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.   20549-7010

Attention: Mark A. Wojciechowski

Dear Sir:

Re:

Paramount Energy Trust (“PET”)

Form 40-F for the Fiscal Year Ended December 31, 2004 filed November 30, 2005

File No. 333-98233

Clarification of PET’s Response Letter to the Securities and Exchange Commission dated January 20, 2006

______________________________________________________________________________

In our letter to the Securities and Exchange Commission (“SEC”) dated January 20, 2006, we had responded to a number of comments from the SEC on our Form 40-F for the fiscal year ended December 31, 2004.

Comment #4 from the SEC related to PET’s inclusion of proved undeveloped reserves in our depletion calculations. In our initial response letter, we calculated an approximate increase in depletion expense had we excluded proved undeveloped reserves that relate to exploration and development costs in our calculations. Upon further review of our depletion and impairment test working papers, we have arrived at a more definitive estimate of the effect of including proved undeveloped reserves in our depletion calculations on our annual consolidated financial statements for the year ended December 31, 2004. PET therefore offers the following revised response to comment #4 from the SEC’s letter dated December 22, 2005.

4.

We note your disclosure that depletion and depreciation of petroleum and natural gas properties are provided on the unit-of-production method, based on estimated proven recoverable reserves.  For U.S. GAAP purposes, SFAS 19 requires that depletion of capitalized exploratory drilling and development costs be computed on the basis of proved developed reserves, and that depletion of acquisition costs of proved properties be computed on the basis of total proved reserves.  As the term recoverable reserves is not defined within U.S. GAAP, please address the resulting difference in depreciation and depletion of your oil and gas properties in your “Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States,” in Exhibit 99.2.  If you believe the difference is not material, provide us an analysis supporting your conclusion.

“Proven Recoverable Reserves” used in the calculation of depletion and depreciation are substantially equivalent to “Total Proved Reserves” as defined within U.S. GAAP. As such, our depletion and depreciation has been provided on the unit-of-production method, based on estimated total proved reserves. At December 31, 2004, 98.1 percent of our proved reserves were proved developed reserves. Our proved undeveloped reserves were primarily in operating areas which were acquired as part of the acquisition of Cavell Energy Corporation in 2004 (see note 3 to our consolidated financial statements for the year ended December 31, 2004), and therefore these reserves should be included in our depletion and depreciation calculations as depletion of acquisition costs is to be based on total proved reserves in accordance with SFAS 19.

Certain proved undeveloped reserves which were added in the fourth quarter of 2004 were related to exploration and development activity. Had we excluded these reserves from our depletion calculations, the approximate increase in depletion expense in the affected area is calculated as follows:

Proved Reserves, December 31, 2004 (mcf)	1,650,000
Less: Proved Undeveloped Reserves (mcf)	(395,000)
Proved Developed Reserves (mcf) (A)	1,255,000

Fourth quarter production (mcf) (B)	137,000

Net book value of PNG assets, December 31, 2004 - before fourth quarter depletion expense (CAD$) (C)	12,152,000

Calculated depletion expense (CAD$) (B/(A+B)) x C	1,196,000
Depletion expense recorded (CAD$)	988,000
Increase in depletion expense (CAD$)	208,000

For the year ended December 31, 2004, PET recorded an impairment loss of C$65.4 million related to two separate areas, including the area for which proved undeveloped reserves were included in the depletion calculation. Had depletion expense for this respective area been increased by the amount calculated above, the impairment loss would have been reduced accordingly; therefore recording the additional depletion expense would have no effect on the net loss for 2004.

If you have any questions or concerns, please do not hesitate to contact me at (403) 269-4400.

Yours truly,

PARAMOUNT ENERGY OPERATING CORP.

Administrator of PARAMOUNT ENERGY TRUST

“Signed”

Cameron R. Sebastian

Vice President, Finance & Chief Financial Officer